CKX
                                                                Thomas P. Benson
                                                      Executive Vice President &
                                                         Chief Finanical Officer

                                                                       CKX, Inc.
                                                              650 Madison Avenue
                                                              New York, NY 10022

April 18, 2005


VIA EDGAR
---------
Robert Burnett
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(Mail Stop 03-08)

         RE:  CKX, INC.
              CURRENT REPORT ON FORM 8-K DATED APRIL 6, 2005
              FILE NO. 0-17436

Dear Mr. Burnett:

I am writing on behalf of CKX, Inc. (the "Company") in response to the letter of the Securities and Exchange Commission (the "Commission"), dated April 12, 2005, with respect to the Company's Current Report on Form 8-K, dated April 6, 2005 (the "Current Report"). An amended Current Report on Form 8-K/A (the "Amended Current Report") is being filed herewith in response to the comments of the Commission staff (the "Staff") contained in the April 12th letter.

To facilitate your review, the Staff's comments have been included in italics above the corresponding responses.

Courtesy copies of this letter and the Form 8-K/A are being concurrently provided via Federal Express overnight delivery directly to your attention.

LETTER DATED APRIL 12, 2005
---------------------------

1. WE DO NOT BELIEVE THE STATEMENT THAT YOU REPLACED YOUR FORMER AUDITORS IS SUBSTANTIALLY THE SAME AS SAYING YOU DISMISSED THEM, IF TRUE. PLEASE REVISE TO USE THE TERM, "DISMISSED" IF TRUE. SEE ITEM 304(A)(1)(i) OF REGULATION S-K.

The disclosure in the Amended Current Report has been clarified to reflect the fact that Piercy Bowler Taylor & Kern was dismissed by the Company and replaced by Deloitte & Touche LLP as the Company's principal accountants.

2. IT IS SUGGESTED THAT THE THIRD PARAGRAPH BE REVISED TO STATE WHAT SUBSEQUENT INTERIM PERIOD YOU ARE REFERRING TO AND TO USE THE SINGULAR FORM OF THAT PERIOD. PLEASE NOTE THAT THERE IS ONLY ONE SUBSEQUENT INTERIM PERIOD; THAT IS, THE PERIOD FROM THE END OF THE MOST RECENT FISCAL YEAR THROUGH THE DATE OF DISMISSAL, IF TRUE.

                                                                  Robert Burnett
                                                   Division of Corporate Finance
                                                                 April 18, 2005
                                                                          Page 2

The dates from the end of the Company's latest fiscal year to the dismissal of its former accountants have been added to the third paragraph of the Amended Current Report, and the reference to "interim period" in that paragraph has been changed to the singular.

3. PLEASE TELL US IF DELOITTE HAS ACCEPTED THE ENGAGEMENT. YOUR DISCLOSURE THAT THE BOARD APPROVED DELOITTE MAY NOT BE THE SAME AS THEIR IMMEDIATE ACCEPTANCE. IF THIS PROCESS HAS NOT BEEN FINALIZED, YOU MAY WANT TO REVISE THE DISCLOSURE TO CLARIFY THIS FACT.

Deloitte & Touche LLP has accepted the engagement and the disclosure in the Amended Current Report has been modified to clarify this fact.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the Current Report and Amended Current Report (together, the "Filing"), (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Amended Current Report is responsive to the comments of the Staff. If you should have any questions concerning this letter or desire any additional information or clarification in respect of the Amended Current Report, please do not hesitate to contact Alan I. Annex at Greenberg Traurig, outside counsel to the Company, at (212) 801 9323.





                                            Sincerely,


                                            CKX, Inc.



                                            By: /s/ Thomas P. Benson
                                               ---------------------------------
                                               Thomas P. Benson
                                               Chief Financial Officer and
                                               Executive Vice President


cc:  Alan I. Annex, Esq.
     (Greenberg Traurig, LLP)